File No. 333-
Confidential Treatment Requested by Net Lease Office Properties
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on August 14, 2023. This draft registration statement has not been publicly filed with the Securities and Exchange Commission. All information herein remains strictly confidential.
As filed with the U.S. Securities and Exchange Commission on               , 2023
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Net Lease Office Properties
(Exact name of Registrant as specified in its charter)

Maryland	92-0887849
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer Identification No.)
One Manhattan West, 395 9th Avenue, 58th Floor New York, New York	10001
(Address of principal executive offices)	(Zip Code)
(212) 492-1140
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
AND ITEMS OF FORM 10
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference herein.
Item 1.     Business.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Separation and the Distribution,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Properties,” “Management,” “Certain Relationships and Related Person Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A.     Risk Factors.
The information required by this item is contained under the section of the information statement entitled “Risk Factors.” That section is incorporated herein by reference.
Item 2.     Financial Information.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary - Summary Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements” and the statements referenced therein. Those sections are incorporated herein by reference.
Item 3.     Properties.
The information required by this item is contained under the sections of the information statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.” Those sections are incorporated herein by reference.
Item 4.      Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5.     Directors and Executive Officers.
The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.
Item 6.     Executive Compensation.
The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.

Item 7.     Certain Relationships and Related Transactions, and Director Independence.
The information required by this item is contained under the sections of the information statement entitled “Management” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.
Item 8.     Legal Proceedings.
The information required by this item is contained under the section of the information statement entitled “Business and Properties – Legal Proceedings.” That section is incorporated herein by reference.
Item 9.     Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “The Separation and the Distribution,” “Dividend Policy,” “Management Compensation,” “Description of Our Securities” and “Shares Eligible for Future Sale.” Those sections are incorporated herein by reference.
Item 10.     Recent Sales of Unregistered Securities.
The information required by this item is contained under the sections of the information statement entitled “Description of Our Securities.” That section is incorporated herein by reference.
Item 11.     Description of Registrant’s Securities to be Registered.
The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “Dividend Policy,” “The Separation and the Distribution,” “Description of Our Securities” and “Shares Eligible for Future Sale.” Those sections are incorporated herein by reference.
Item 12.     Indemnification of Directors and Officers.
The information required by this item is contained under the section of the information statement entitled “Description of Our Securities – Limitation of Liability and Indemnification of Trustees and Officers.” That section is incorporated herein by reference.
Item 13.     Financial Statements and Supplementary Data.
The information required by this item is contained under the section of the information statement entitled “Unaudited Pro Forma Combined Financial Statements” and “Index to Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.
Item 14.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.
Item 15.      Financial Statements and Exhibits.
(a) Financial Statements
The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.

(b) Exhibits
See below.
The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

2.1	Form of Separation and Distribution Agreement, by and among W. P. Carey Inc., Net Lease Office Properties and NLO LLC*
2.2	Form of Tax Matters Agreement by and between W. P. Carey Inc. and Net Lease Office Properties*
2.3	Form of Advisory Agreement by and between and Net Lease Office Properties*
2.4	Form of Advisory Agreement by and between and Net Lease Office Properties*
3.1	Declaration of Trust of Net Lease Office Properties#
3.2	Bylaws of Net Lease Office Properties#
3.3	Form of Amended Declaration of Trust of Net Lease Office Properties**
3.4	Form of Amended and Restated Bylaws of Net Lease Office Properties**
10.1	Operating Agreement of NLO, LLC*
10.2	Form of Indemnification Agreement to be entered into between Net Lease Office Properties and each of its trustees and executive officers*
21.1	Subsidiaries of Net Lease Office Properties*
99.1	Information Statement of Net Lease Office Properties, preliminary and subject to completion, dated, **
__________________
*To be filed by amendment
**Filed herewith
#       Previously filed

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Net Lease Office Properties
Date:	By:
Name:
Title: